Exhibit 99.1
News Release
TSX:RMX | NYSE.MKT:RBY
June 1, 2015

Rubicon Announces the Appointment of Bill Shand to
Vice President, Operations

TORONTO, Ontario – Rubicon Minerals Corporation (TSX: RMX | NYSE-MKT: RBY) (“Rubicon” or the “Company”) announces the appointment of Bill Shand, P. Eng. to Vice President, Operations and the retirement of Daniel Labine, P. Eng.

“Now that the construction phase is essentially complete, the Company will benefit from the experience of an operator,” stated Michael A. Lalonde, President and Chief Executive Officer of Rubicon. “Bill brings the skill set that will be vital during the potential operational phases of the Phoenix Gold Project. He will be based in Red Lake, Ontario and will be working closely with myself and our team at site as we shepherd the Phoenix Gold Project towards potential commercial production and beyond. For the next several months, my priority will be on the ground at site assisting with the transition.”

Mr. Shand has more than 25 years of mine operating and maintenance experience. He has held numerous operating and maintenance management roles with Goldcorp/Placer Dome at the Red Lake Gold Mines and the Dome Mine in Timmins, Ontario. From 2009 to 2012, Bill was the Mine General Manager for Goldcorp’s Wharf Mine in South Dakota (now owned by Coeur Mining Inc.). More recently, he was the Vice President of Operations and Maintenance Strategy at Goldcorp Inc. Mr. Shand holds a Bachelor of Metallurgical Engineering (Hons.) from the Technical University of Nova Scotia and is a Professional Engineer in Ontario.

Daniel Labine, the incumbent Vice President, Operations, has decided to retire after more than 40 years of service in the mining industry. Mr. Labine has been retained by Rubicon in an advisory role for the next six months to assist with the transition.

“We would like to thank Dan for his contribution in bringing the Phoenix Gold Project to near completion and agreeing to work with Bill in the transition,” said Mr. Lalonde. “We wish Dan well during his retirement years.”

About Rubicon Minerals Corporation
Rubicon Minerals is an emerging gold producer focused on delivering shareholder value by growing free cash flow in low-risk jurisdictions. The Company will act responsibly, earning the respect and support of the communities in which it operates. Rubicon is focused on the completion and start-up of its Phoenix Gold Project in Red Lake, Ontario. The start of projected initial production remains on schedule for mid-2015, based on current forecasts. The Phoenix Gold Project is fully permitted for projected initial production to 1,250 tonnes per day. In addition, Rubicon controls over 100 square

PR15-10 For more information, contact Allan Candelario, Vice President of Investor Relations
Phone: +1 (416) 766-2804 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto ON, CANADA M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release miles of prime exploration ground in the prolific Red Lake gold district and approximately 350 square miles of mineral property interests in the emerging Long Canyon gold district that straddles the Nevada-Utah border in the United States. Rubicon's shares are listed on the NYSE.MKT (RBY) and the Toronto Stock Exchange (RMX).

RUBICON MINERALS CORPORATION
“Mike Lalonde”
President and Chief Executive Officer

Cautionary Statement regarding Forward-Looking Statements and other Cautionary Notes

This news release contains statements that constitute “forward-looking statements” and “forward looking information” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking statements include, but are not limited to statements regarding the start of projected initial production occurring in mid-2015.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management’s best judgment based on facts and assumptions that management considers reasonable. The material assumptions upon which such forward-looking statements are based include, among others, that: the demand for gold and base metal deposits will develop as anticipated; the price of gold will remain at levels that will render the Phoenix Gold Project economic; operating and capital plans will not be disrupted by operational issues, power supply, labour disturbances, or adverse weather conditions; Rubicon will meet its estimated timeline for the development of the Phoenix Gold Project; Rubicon will continue to have the ability to attract and retain skilled staff; the mineral resource estimate as disclosed in the Preliminary Economic Assessment with an effective date of June 25, 2013 and with an issue date of February 28, 2014 (the “PEA”) will be realized; and there are no material unanticipated variations in the cost of energy or supplies, or in the pre-production capital and operating cost estimate as disclosed in the PEA.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rubicon to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; changes in project parameters as plans continue to be refined; failure of equipment or processes to operate as anticipated; accidents and other risks of the mining industry; delays and other risks related to construction activities and operations; timing and receipt of regulatory approvals of operations; the ability of Rubicon and other relevant parties to satisfy regulatory requirements; the availability of financing for proposed transactions, programs and working capital requirements on reasonable terms; the ability of third-party service providers to deliver services on reasonable terms and in a timely manner; market conditions and general business, economic, competitive, political and social conditions.

The PEA is preliminary in nature as it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. The quantity and grade of reported inferred resources referred to in the PEA are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource category.

Forward-looking statements contained herein are made as of the date of this news release and Rubicon disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

PR15-10 For more information, contact Allan Candelario, Vice President of Investor Relations
Phone: +1 (416) 766-2804 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto ON, CANADA M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release